

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

August 4, 2010

Thomas Mills
Chief Executive Officer
AMP Productions, LTD
1440-3044 Bloor Street West
Toronto, Ontario M8X 2Y8

Re: **AMP Productions, LTD.**
          Preliminary Schedule 14C Information Statement
          Filed July 30, 2010
          File No. 000-51824

Dear Mr. Mills:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please revise to state whether there is any present intent to issue any common shares. If there is a present intent, please describe those plans.

2. Please revise to state whether there is any present intent to issue any preferred shares. If there is a present intent, please describe those plans.

3. We note the proposed action to give the board the exclusive power to amend the bylaws. Please revise to provide a discussion that adequately details the potential anti-takeover effects of this action.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (202) 551-3859 if you have questions regarding these comments.

Sincerely,

John Dana Brown
Attorney-Advisor